Exhibit 99.1

FOR IMMEDIATE RELEASE	September 3, 2010

FMI Holdings Ltd. (formerly Forbes Medi-Tech Inc.) Announces Appointment of Abakhan & Associates Inc. as Liquidators

VANCOUVER, BC – FMI Holdings Ltd. (formerly Forbes Medi-Tech Inc.) (OTCBB:FMTI) (“FMI” or “Company”) today announced that the Company appointed Abakhan & Associates Inc. (“Abakhan”) as liquidator of the Company on September 1, 2010. As a result of the appointment of Abakhan as liquidator of the Company, all of the senior management and staff of FMI Holdings were released from their employment. In addition, Joe Dunne, Greg Anderson and Nitin Kaushal have stepped down as directors of the Company. The Company thanks all of the employees and directors for their dedicated work.

Information Regarding the Liquidation

In connection with the liquidation of the Company (the “Liquidation”), one distribution will be made to shareholders. The distribution will include the cash proceeds realized from the sale of substantially all of the assets of the Company (the “Asset Sale”) to Pharmachem Laboratories Inc. (“Pharmachem”) less any payments made in respect of the Company’s remaining ongoing costs and liabilities. The Company expects the net proceeds of the Liquidation to be in the range of Cdn $0.50 to Cdn $0.58 per share.

The distribution is expected to occur within six months following completion of a claims procedure that will be established under the supervision of Abakhan. It is expected that, following the distribution, the Company’s common shares will be cancelled and de-listed from the OTCBB. It is anticipated that the wind-up of the Company will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the wind-up of the Company may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) the Company’s net cash position at closing; (iii) the absence of unidentified claims; or (iv) foreign exchange rates are, in each case, different than assumptions made by management, shareholders may receive aggregate distributions amounting to less than the range noted. Accordingly, the Company can give no assurances as to the total amount and timing of distributions to the Company’s shareholders.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Liquidation. Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, “can be”, “may”, “intends”, “anticipates” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, that the proceeds available for distribution in the Liquidation will be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to (i) unanticipated fees or expenses incurred in connection with the Liquidation; (ii) other unforeseen expenses, liabilities or obligations; (iii) litigation and products liability risks; or (iv) obligations to indemnify Pharmachem in accordance with the Asset Sale. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact: David Goold
Phone: (604) 689-5899 ext. 239
E-mail: dgoold@fmiholdings.com

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